SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated May 12, 2017, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit / (loss) for the period	In ARS million
	03/31/2017	03/31/2016
Profit / (loss) for the period (nine-month period)	3,799	(1,039)
Attributable to:
Equity holders of the parent	2,138	(676)
Non-controlling interest	1,661	(363)

2. Other comprehensive income for the period	In ARS million
	03/31/2017	03/31/2016
Other comprehensive income for the period (nine-month period)	1,923	1,815
Attributable to:
Equity holders of the parent	516	204
Non-controlling interest	1,407	1,611

3. Total comprehensive income for the period	In ARS million
	03/31/2017	03/31/2016
Total comprehensive income for the period (nine-month period)	5,722	776
Attributable to:
Equity holders of the parent	2,654	(472)
Non-controlling interest	3,068	1,248

4. Shareholders’ Equity	In ARS million
	03/31/2017	03/31/2016
Stock capital	575	575
Treasury stock	4	4
Comprehensive adjustment of stock capital and treasury stock	123	123
Additional paid-in capital	793	793
Premium for trading of treasury shares	16	16
Statutory reserve	143	117
Special reserve	-	4
Cost of treasury stock	(29)	(29)
Changes in non-controlling interest	(59)	(641)
Reserve for equity-based payments	76	63
Reserve for future dividends	494	520
Reserve for conversion	551	358
Reserve for hedge instruments	40	-
Reserve for defined benefit plans	(38)	(4)
Other reserves of subsidiaries	35	53
Retained earnings	899	(675)
Total attributable to equity holders of the parent	3,623	1,277
Non-controlling interest	15,229	6,284
Total shareholders’ equity	18,852	7,561

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 578,676,460 (including treasury shares) divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. (Cresud) with 366,788,243 shares, accounting for 63.4% of the issued capital stock.

In addition, we report that as of March 31, 2017, after deducting Cresud’s interest and the treasury shares, the remaining shareholders held 208,377,030 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 36.0% of the issued capital stock.

As of March 31, 2017, no warrants or convertible notes for the purchase of the Company’s stock were outstanding.

Below are the highlights for the period ended March 31, 2017:
  ●
EBITDA for the nine-month period of FY 2017 reached ARS 7,504 million (ARS 1,827 million from Argentina and ARS 5,677 million from Israel)

  ●
Net result for 9M17 registered a gain of ARS 3,799 million compared to a loss of ARS 1,039 million in the same period of 2016 mainly explained by the results from Israel Business Center coming from Adama sale and the increase in Clal share price, valued at market value.

  ●
Tenant Sales in our malls grew by 19.9% in 9M17 while the average rent per sqm of the office portfolio reached USD/sqm 26.3. EBITDA of the rental segment increased by 31.8% in the compared period.

  ●
We reached 98.0% occupancy in our shopping malls and 100% occupancy in our portfolio of premium offices.

  ●
During February 2017, IDBD has issued notes in the Israeli market for NIS 1,060 million at a fixed rate of 5.40% due 2019 to cancel existing debt.

  ●
We decided to change the valuation method for the investment properties from historical cost to reasonable value, which was already reflected in our subsidiary IRSA Commercial Properties S.A. this quarter and will be reflected in the company’s financial statements by the end of our fiscal year as of June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 12, 2017